40-33

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

May 19, 2008

Via Federal Express

Lynn Eslin
U.S. Securities and Exchange Commission
Office of Filings & Information Services
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
Section
MAY 20 2008
Washington, DC
111

Re: Schwab Investments
File Nos. 033-37459 and 811-06200

Ms. Eslin:

On behalf of our client, Schwab Investments (the "Trust"), we have enclosed, pursuant to Section 33 of the Investment Company Act of 1940, as amended, a copy of one (1) complaint filed against Charles Schwab Investment Management, Inc. ("CSIM"), the investment adviser to the Trust; Charles Schwab & Co., Inc. ("CS&Co."), the principal underwriter of the Trust; The Charles Schwab Corporation, the parent company of CSIM and CS&Co.; and certain of the Trust's officers and trustees.

Please contact me at (215) 963-5598 with any questions.

Very truly yours,

PROCESSED
MAY 21 2008
THOMSON REUTERS

Sean Graber

08015543

1-PH/2915638.1

40-33 811-06200

SEC Mail Processing Section
MAY 2 0 2008
Washington, DC
111

ORIGINAL FILED
08 MAY 15 PM 3:08

Reed R. Kathrein (139304)
Peter E. Borkon (212596)
HAGENS BERMAN SOBOL SHAPIRO LLP
715 Hearst Avenue, Suite 202
Berkeley, CA 94710
Telephone: (510) 725-3000
Facsimile: (510) 725-3001
reed@hbsslaw.com
peterb@hbsslaw.com

Attorneys for Plaintiffs

[Additional counsel listed on signature page]

E-filing

SEC Mail Processing Section
APR 2 0 2008
Washington, DC
111

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

ROBERT LEVIN and KARL KYZER, on Behalf of Themselves and all Others Similarly Situated, Plaintiffs, v. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO. INC., CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, EVELYN DILSAVER, RANDALL W. MERK, MARIANN BYERWALTER, DONALD F. DORWARD, WILLIAM A. HASLER, ROBERT G. HOLMES, GERALD B. SMITH, DONALD R. STEPHENS and MICHAEL W. WILSEY, Defendants.	No. CV 08 2487 CLASS ACTION COMPLAINT FOR VIOLATION OF THE INVESTMENT COMPANY ACT OF 1940 AND STATE LAWS **JURY TRIAL DEMANDED**

Plaintiffs, for their Class Action Complaint, allege the following upon personal knowledge as to themselves and their own acts, and as to all other matters upon information and belief, based upon the investigation made by and through their attorneys, which included, *inter alia*, review of Securities and Exchange Commission ("SEC") filings, press releases, analyst reports, news articles, and other publicly available materials.

I. NATURE OF THE ACTION

1. This is an action by and on behalf of persons who owned shares of Schwab YieldPlus Funds Investor Shares ("Investor Fund") (Ticker: SWYPX) and/or Schwab YieldPlus Funds Select Shares ("SelectFund") (Ticker: SWYSX) (together, "the Funds") at any time from June 25, 2007, to the present. The action is brought against (i) the Funds for deviating from one of the Funds' fundamental policies in violation of the Investment Company Act of 1940 (the "ICA" or "1940 Act") and the express terms of the Funds' prospectuses, and (ii) individuals and entities that caused or allowed the Funds to deviate from its fundamental policy.

2. The Funds, which operate as a single fund and pool of assets, annually issued a prospectus declaring among other things that the Funds would remain fully diversified and would not concentrate their holdings in any particular industry unless a majority of the Funds' shareholders first voted to allow such concentration. To be clear, the Funds' prospectuses cited the Securities Exchange Commission definition of "concentration": "investing 25% or more of an investment company's net assets in an industry or group of industries ...."

3. The Funds adhered to this provision for many years. But beginning in 2006, in an attempt to prop up the Funds' sagging rates of return and avoid shareholder flight from the Funds, the Funds exceeded the no-concentration fundamental policy's 25% ceiling on investing in a single industry or group of industries by investing 28.9% of their holdings in mortgage-backed securities. In 2007, those holdings ballooned to 44.3%. Significantly, although required to do so, at no time did the Funds solicit or receive shareholder approval to exceed the 25% ceiling.

4. But this strategy backfired. Defendants' violation of the Funds' no-concentration provision exposed the Funds and their shareholders to billions of dollars in losses beginning late June 2007 stemming from a precipitous and sustained drop in the value of mortgage-backed securities.

Shareholders have thus watched their supposedly safe, secure and good-as-cash YieldPlus shares decline from a long-standing net asset value ("NAV") of approximately $9.70 per share to their present NAV of $6.51 – a drop of almost one third and more than 28% just for this year.

II. JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action under § 44 of the ICA (15 U.S.C. § 80a-43), 28 U.S.C. §§ 1331, 1332(d)(2) and 1367, and the principles of pendent and supplemental jurisdiction.

6. Venue is properly laid in this District under 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391(b). Many of the acts giving rise to the violations of law complained of herein, including the board-of-directors meetings, the preparation and dissemination to shareholders of the Registration Statements and Prospectuses, and the decision to deviate from the Funds' fundamental policy without first obtaining shareholder approval, occurred in this District. The Funds, Schwab, Schwab Corp. and the Investment Advisor, as described below, have offices in this District.

III. PARTIES

7. Plaintiff Robert Levin purchased shares of Investor Fund (Ticker SWYPX) or SelectFund (Ticker: SWYSX) before the Funds' investments in mortgage-backed securities exceeded 25% of assets, continued to hold those shares after June 25, 2007, and has been damaged thereby.

8. Plaintiff Karl Kyzer purchased shares of Investor Fund (Ticker SWYPX) or SelectFund (Ticker: SWYSX) after the Funds' investments in mortgage-backed securities exceeded 25% of assets, continued to hold those shares after June 25, 2007, and has been damaged thereby.

9. Non-Defendant Schwab Investments ("Trust" or "Registrant") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments was organized under Massachusetts law on October 26, 1990.

10. Defendant Charles Schwab & Co. Inc.'s ("Schwab" or "Underwriter") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab is the parent company of Schwab Investments. Under a Distribution Agreement, Schwab was at all relevant times the principal underwriter for shares of the Funds and is the Trust's agent for the purpose of the continuous offering of the Funds' shares.

11. Defendant The Charles Schwab Corporation ("Schwab Corp.") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab Corp. is the parent company of Schwab and Schwab Investments. Schwab Corp. is a control person of its wholly owned subsidiaries, Defendants Schwab and Charles Schwab Investment, Inc. Schwab and Schwab Corp. are sometimes hereinafter collectively referred to as the "Schwab Group."

12. Defendant Charles Schwab Investment Management, Inc., ("Investment Advisor" or "Schwab Management") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Management is the investment advisor to the Funds. As the investment advisor, Schwab Management oversees managing and administering the Funds. As compensation for these services, Schwab Management receives a management fee from each fund.

13. Defendants the Schwab YieldPlus Funds Investor Shares and Schwab YieldPlus Funds Select Shares (collectively "the Funds") are each a series of Schwab Investments. The Funds are members of the Charles Schwab Family of Funds and are each Massachusetts business trusts registered under the ICA. Each is advised by the Investment Advisor and employs Schwab as principal underwriter, transfer agent and shareholder services agent. As a result, the Funds are each deemed to be under common control with Registrant.

14. The Investment Advisor and Schwab are both wholly owned subsidiaries of Schwab Corp. Defendant Charles R. Schwab is the founder, Chairman, Chief Executive Officer and Trustee of Schwab Corp. As a result of his ownership of and interests in Schwab Corp., Mr. Schwab is deemed to be a controlling person of the Investment Advisor and the Schwab Group.

15. Defendants Charles R. Schwab ("Charles Schwab"), Randall W. Merk, Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, and Michael W. Wilsey are and were, at all times relevant hereto, members of the Funds' Board of Trustees. These trustees are sometimes hereinafter referred to as the "Trustee Defendants."

16. Defendant Evelyn Dilsaver was President and Chief Executive Officer ("CEO") of the Funds and the Investment Advisor through at least November 15, 2006.

17. Several of the Trustee Defendants were also officers of the Funds, as well as officers and/or directors of Schwab, Schwab Corp., or the Investment Advisor. For example:

(a) Defendant Charles Schwab is Chairman and Trustee of Schwab Investments and the Funds. Charles Schwab is a controlling person of Schwab, Schwab Corp., and the Investment Advisor.

(b) Defendant Randall W. Merk was a Trustee and then President and Chief Executive Officer of the Funds after Defendant Dilsaver left Schwab. Merk was also President and Chief Officer of the Investment Advisor. Merk is a controlling person of the Funds and the Investment Advisor.

18. Defendants Charles Schwab, Randall Merk and Evelyn Dilsaver are sometimes hereinafter referred to as the "Funds Officer Defendants."

19. The Schwab Group and the Funds Officer Defendants, directly or indirectly, control the Board and the Funds, both individually and collectively.

20. The Schwab Group, by virtue of its position as investment advisor to, and manager of, the Funds, owed both the Funds and their shareholders a fiduciary duty of loyalty and due care. Each of the Director Defendants and Funds Officer Defendants, by virtue of, *inter alia*, his or her position as a director or officer of the Funds, also owed both the Funds and their shareholders a fiduciary duty of loyalty and due care.

IV. FACTUAL ALLEGATIONS

A. Background

21. This is a class action on behalf of all persons or entities who owned shares of Schwab YieldPlus Funds Investor Shares and/or Schwab YieldPlus Funds Select Shares on or after June 25, 2007. This action pursues remedies under the ICA, the California Unfair Competition Law, and California common law.

22. In December 1999, the Schwab Defendants began offering shares of the Funds by means of a Registration Statement and Prospectus. Defendants annually filed nearly identical registration statements and prospectuses throughout the Class Period in connection with the continuous offerings of the Funds' shares. Each annual registration statement and prospectus would be filed with the SEC and become effective on or about November 15. Plaintiffs and class members'

agreements to purchase shares in the Funds are governed by the particular prospectus that was effective on any individual purchase date.

23. Plaintiffs and class members' purchases of shares of the Funds are also governed by their account agreements with Schwab, which selected the law of the state of California as the governing law.

B. The Prospectus Established the Fund's Fundamental Policy

24. These registration statements and prospectuses (collectively, the "Prospectus") referred investors seeking more information to "The Statement of Additional Information (SAI)," which "includes a more detailed discussion of investment policies and the risks associated with various investments" and which "is incorporated by reference into the prospectus, making it legally part of the prospectus." Schwab Investment reissued and updated the SAI throughout the Class Period.

25. As had prior SAIs, the SAI issued November 15, 2004, set forth the Funds' existing fundamental investment policies, which could not be changed or diverged from without prior approval from a majority of the Funds' shareholders:

> INVESTMENT LIMITATIONS
>
> The following investment limitations are fundamental investment polices and restrictions and may be changed only by vote of a majority of a fund's outstanding voting shares.
>
> ...
>
> THE SCHWAB YIELDPLUS FUND(R) ... MAY NOT:
>
> ...
>
> 2) Concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, or the rules or regulations thereunder, as such statute, rules and regulations may be amended from time to time;...
>
> ...

26. Following this paragraph and within the same section establishing the Funds' fundamental investment policies, the SAI also defined the term, "concentration":

THE FOLLOWING DESCRIPTIONS OF THE 1940 ACT MAY ASSIST INVESTORS IN UNDERSTANDING THE ABOVE POLICIES AND RESTRICTIONS.

> ...
>
> Concentration. The SEC has presently defined concentration as investing 25% or more of an investment company's net assets in an industry or group of industries, with certain exceptions.

27. This fundamental investment policy thus assured shareholders that the Funds would remain well diversified. Since this policy was "fundamental," investors knew that the Board of Trustees could not legitimately change the policy without first obtaining approval by a majority of the Funds' shareholders.

28. In a separate section entitled, "Investments, Risks and Limitations," this SAI also purported to describe in greater detail certain terms used elsewhere in the document, including the word, "concentration." This description specifically assured investors that the Funds concluded that mortgage-backed securities constituted "a particular industry" and thus were subject to the Funds' no-concentration fundamental policy:

> CONCENTRATION means that substantial amounts of assets are invested in a particular industry or group of industries. Concentration increases investment exposure. ***Based on the characteristics of mortgage-backed securities, each fund has identified mortgage-backed securities*** issued by private lenders and not guaranteed by U.S. government agencies or instrumentalities ***as a separate industry for purposes of a fund's concentration policy***.... [Emphasis added.]

29. Reflecting this fundamental investment policy, until recently the Funds were not concentrated in any industry or group of industries, including mortgage-backed securities. The Schwab Bond Funds' Annual Report dated August 31, 2004, disclosed that the Funds' holdings in mortgage-backed securities comprised only 11.1% of the Funds' portfolio, which was well below the 25% ceiling established by the no-concentration fundamental investment policy.

30. The Registration Statement and Prospectus filed with the SEC on November 14, 2005, and incorporating a SAI dated November 15, 2005, repeated verbatim the Fund's no-concentration fundamental policy and descriptions quoted above. However, to the description of the term, "Concentration," quoted *supra* at ¶ 28, the SAI added this new language immediately after setting

forth the Funds' conclusion that mortgage-backed securities constituted "a separate industry for purpose of a fund's concentration policy:

> For purposes of a fund's concentration policy, the fund will determine the industry classification of asset-backed securities based upon the investment adviser's evaluation of the risks associated with an investment in the underlying assets. For example, asset-backed securities whose underlying assets share similar economic characteristics because, for example, they are funded (or supported) primarily from a single or similar source or revenue stream will be classified in the same industry sector. In contrast, asset-backed securities whose underlying assets represent a diverse mix of industries, business sectors and/or revenue streams will be classified into distinct industries based on their underlying credit and liquidity structures. A fund will limit its investments in each identified industry to less than 25% of its total assets.

31. Consistent with the Funds' no-concentration policy, the Annual Report dated August 31, 2005, disclosed the Funds' holdings in mortgage-backed securities of only 19.0% of their portfolio.

32. But by summer 2006, the Funds were violating their no-concentration fundamental policy. Nor had the Funds sought shareholder approval before doing so. The Funds' annual report dated August 31, 2006, disclosed that the Funds had 28.9% of their holdings in mortgage-backed securities, exceeding the fundamental policy's 25% limit.

33. The SAI's description of the Funds' fundamental policy remained unchanged. The SAI dated November 15, 2006, contained the same description of the Fund's no-concentration policy:

> INVESTMENT LIMITATIONS
>
> The following investment limitations are fundamental investment polices and restrictions and may be changed only by vote of a majority of a fund's outstanding voting shares.
>
> ...
>
> THE SCHWAB YIELDPLUS FUND(R) ... MAY NOT:
>
> ...
>
> 2) Concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, or the rules or regulations thereunder, as such statute, rules and regulations may be amended from time to time;...

. . .

THE FOLLOWING DESCRIPTIONS OF THE 1940 ACT MAY ASSIST INVESTORS IN UNDERSTANDING THE ABOVE POLICIES AND RESTRICTIONS.

. . .

Concentration. The SEC has presently defined concentration as investing 25% or more of an investment company's net assets in an industry or group of industries, with certain exceptions.

34. Elsewhere, however, the SAI indicated that the Funds reversed their conclusion that mortgage-backed securities comprised "a particular industry." Purporting to excuse the Funds' over-concentration in mortgage-based securities in violation of their fundamental investment policies, Defendants revised prior SAI's description of "concentration," quoted *supra* at ¶ 28:

CONCENTRATION means that substantial amounts of assets are invested in a particular industry or group of industries. Concentration increases investment exposure. ***Based on the characteristics of mortgage-backed securities, the funds have determined that mortgage-backed securities*** issued by private lenders and not guaranteed by U.S. government agencies or instrumentalities ***are not part of any industry for purposes of a fund's concentration policy. This means that a fund may invest more than 25% of its total assets in privately-issued mortgage-backed securities***, which may cause the fund to be more sensitive to adverse economic, business or political developments that affect privately-issued mortgage-backed securities. Such developments may include changes in interest rates, state or federal legislation affecting both commercial and residential mortgages and their issuers, and changes in the overall economy. For purposes of a fund's concentration policy, the fund will determine the industry classification of asset-backed securities based upon the investment adviser's evaluation of the risks associated with an investment in the underlying assets. For example, asset-backed securities whose underlying assets share similar economic characteristics because, for example, they are funded (or supported) primarily from a single or similar source or revenue stream will be classified in the same industry sector. In contrast, asset-backed securities whose underlying assets represent a diverse mix of industries, business sectors and/or revenue streams will be classified into distinct industries based on their underlying credit and liquidity structures. A fund will limit its investments in each identified industry to less than 25% of its total assets. [Emphasis added.]

35. The Annual Report dated August 31, 2007, revealed that as of that date, the Funds' holdings in mortgage-backed securities had ballooned to 44.3 % in startling violation of the Funds' no-concentration fundamental policy.

36. At no time did defendants did seek or obtain approval from a majority of the Funds' shareholders to deviate from the Funds' no-concentration fundamental policy.

C. The Funds' Management Would Profit Greatly from Running the Funds

37. The Registration Statement further disclosed that defendant Schwab Management would receive an annual fee of .64% of the YieldPlus Investor Share's average net assets, and .49% of the YieldPlus Select Share's average net assets. Even if the Fund's assets did not appreciate at all from the date of the offering, defendant Schwab Management stood to reap more than $64 million per year in management fees.

D. Defendants' Violation of the Funds' No-Concentration Fundamental Investment Policy Triggers Millions of Dollars in Losses

38. After the Funds' inception in 1999, billions of dollars poured into the Funds at prices set by Defendants, averaging a net asset value (NAV) of approximately $9.70 per share over most of the Funds' lifespan. Indeed, the Funds' massive growth in 2006 and 2007 increased the value of their assets to over $13.528 billion by June 2007.

39. But Defendants' violations of the Funds' no-concentration fundamental investment policy ultimately triggered millions of dollars in losses to the Funds. At the end of June 2007, with the NAV of the Funds' around $9.68 per share, Defendants began lowering the value of the share price for the Funds until today, at which time the shares' NAV has plummeted $3.11 to as low as $6.42 per share on May 14, 2008, or a loss of one third since late July and $2.67 or more than 29% for the year. By comparison, as seen in the Morningstar charts below, the average loss for this category has been less than 2 %. The Funds rank in the lowest 99% of all funds in this category. By further comparison, the Lehman Brothers Aggregate Bond Treasury Index rose significantly over the last year and a half,

Growth of $10,000 04-30-08

• Fund: Schwab YieldPlus Select • Category: Ultrashort Bond • Index: LB Aggregate Bond TR


14.0
13.0
12.0
11.0
10.0
9.0
8.0
2004 2005 2006 2007 2008
17.0
16.0
14.0
12.0
10.0
9.0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Performance History 04-30-08

	2001	2002	2003	2004	2005	2006	2007	04-08
Total Return %	6.1	2.8	3.0	2.4	3.4	5.6	-1.0	-26.1
+/- Index	-2.4	-7.4	-1.1	-2.0	1.0	1.3	-8.0	-28.1
+/- Category	0.5	-0.1	1.3	1.1	0.9	0.9	-3.5	-24.3

40. Notwithstanding the Funds' no-concentration fundamental investment policy, Defendants concentrated the Funds in a single risky industry or group of industries – in reality, over 50% of the Funds assets are now invested in the mortgage industry as Defendants abandoned the Funds' fundamental policy to pursue higher yields.

V. CLASS ACTION ALLEGATIONS

41. Plaintiffs bring this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of two classes.

42. Plaintiff Levin brings this action on behalf of a class consisting of all persons or entities who owned shares of either of the Funds at any time before the Funds' investments in mortgage-backed securities exceeded 25% of its assets, and, by continuing to own those shares through at least June 25, 2007, suffered damages as a result thereof. These shareholders will be referred to as the "Pre-Breach Class." Excluded from the Class are the defendants herein, any

subsidiaries or affiliates of the defendants, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendants have a controlling or substantial interest.

43. Plaintiff Karl Kyzer brings this action on behalf of a class consisting of all persons or entities who acquired shares of either of the Funds at any time after the Funds' investments in mortgage-backed securities began to exceed 25% of its assets, and, by continuing to own those shares through at least June 25, 2007, suffered damages as a result thereof. These shareholders will be referred to as the "Post-Breach Class." Excluded from the Class are the defendants herein, any subsidiaries or affiliates of the defendants, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendants have a controlling or substantial interest.

44. The members of the Pre-Breach Class and Post-Breach Class are so numerous that joinder of all members is impracticable. While the exact number of members of either Class is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, the Funds had over $11.8 billion in total assets as of August 31, 2007. Plaintiffs thereby conclude that there are thousands of members located throughout the United States in each proposed Class. Record owners and other members of the Classes may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail.

45. Plaintiffs' claims are typical of the claims of the members of their respective Classes as all members of the Classes are similarly affected by Defendants' wrongful conduct in violation of federal and state laws that is complained of herein.

46. Plaintiffs will fairly and adequately protect the interests of the members of their respective Classes and have retained counsel competent and experienced in class litigation.

47. Common questions of law and fact exist as to all members of the Classes and predominate over any questions solely affecting individual members of either Class. Among the questions of law and fact common to the Classes are:

(a) whether the Funds' acts as alleged herein violated the ICA;

(b) whether the non-Fund defendants caused the Funds to violate the ICA;

(c) whether the non-Fund defendants intentionally inferred with the contract between the Funds and member of the Classes;

(d) whether the law of California governs all state-law claims; and

(d) whether the members of the Classes have sustained damages and, if so, what is the proper measure thereof.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impossible for members of the Classes to redress individually the wrongs done to them. There will be no difficulty in managing this action as a class action.

VI. CLAIMS

COUNT I: VIOLATION OF SECTION 13(a) OF THE INVESTMENT COMPANY ACT AGAINST THE DEFENDANT FUNDS

49. Plaintiffs repeat and reallege the allegations contained in the foregoing paragraphs as if fully set forth herein. This count is asserted against the defendant Funds on behalf of members of the Pre-Breach Class and the Post-Breach Class for violation of § 13(a) of the ICA, 15 U.S.C. § 80a-13(a).

50. The Defendant Funds' conduct, as described above, deviated from the Funds' investment policy that was changeable only by a shareholder vote, and a deviation from a policy recited in the Funds' Registration Statement as a "fundamental investment policy" in that, as detailed above:

(a) the Funds concentrated their investments in mortgage-backed securities contrary to the Funds' fundamental policy prohibiting concentration of investments in any particular industry or group of industries; and

(b) the Funds failed to allow shareholders to vote in a timely manner on whether to change the fundamental investment policy or otherwise allow the Funds to deviate therefrom.

51. The above-noted investments made in violation of stated a fundamental investment policy caused significant losses to the Funds' shareholders, as alleged above.

52. As described above, Plaintiffs and other members of the Classes have suffered substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundament investment policy.

COUNT II: BREACH OF CONTRACT AGAINST THE DEFENDANT FUNDS ON BEHALF OF PRE-BREACH CLASS

53. Plaintiff Levin repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Levin against the defendant Funds on behalf of the Pre-Breach Class only and encompasses only acquisitions of shares of the Funds that took place before the Funds violated their no-concentration fundamental policy.

54. Plaintiff Levin and the members of the Pre-Breach Class entered into agreements with the Funds by purchasing shares in a Fund pursuant to a prospectus and incorporated documents, which constitute a contract.

55. Pursuant to the Funds' prospectus and incorporated documents, the Funds agreed they would not concentrate their investments, as defined in the ICA and rules and regulations promulgated thereunder, without first obtaining approval by a majority vote of the Funds' shareholders.

56. Plaintiff Levin and the members of the Pre-Breach Class performed all of their obligations under their contracts with defendant Funds.

57. The Funds breached their contracts with plaintiff Levin and the Pre-Breach Class by concentrating Funds assets in mortgage-backed securities without first obtaining authorization by a majority of the Funds' shareholders.

58. As a direct and proximate result of Funds' breach of the terms of the Prospectus, plaintiff Levin and the Pre-Breach Class have been damaged in an amount to be determined at trial.

COUNT III: INTENTIONAL INTERFERENCE WITH CONTRACTUAL RELATIONS AGAINST DEFENDANTS SCHWAB, SCHWAB CORP. AND THE INVESTMENT ADVISOR ON BEHALF OF PRE-BREACH CLASS

59. Plaintiff Levin repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Levin against defendants Schwab, Schwab Corp. and the Investment Advisor on behalf of the Pre-Breach Class only and

encompasses only acquisitions of shares of the Funds that took place before the Funds violated their no-concentration fundamental investment policy.

60. Schwab, Schwab Corp. and the Investment Advisor, by means of their control of defendant Funds, induced the Funds to breach the contracts entered into by those Funds with plaintiff Levin and members of the Pre-Breach Class, and interfered with the contractual relationships between the Funds and members of the Pre-Breach Class for the purpose of promoting their own financial interests by inducing those Funds to concentrate the Funds' assets in a particular industry or group of industries without first obtaining shareholder approval in violation of the contracts. Those three defendants knew of the Funds' contracts with plaintiff Levin and members of the Pre-Breach Class, intended to induce the Funds to breach their contracts and, as a result, did injure plaintiff Levin and members of the Pre-Breach Class through these actions.

COUNT IV: VIOLATIONS OF THE CALIFORNIA BUS. & PROF. CODE § 17200 *et seq.* AGAINST THE DEFENDANT FUNDS ON BEHALF OF PRE-BREACH CLASS

61. Plaintiff Levin repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Levin against the defendant Funds on behalf of the Pre-Breach Class only and encompasses only acquisitions of shares of the Funds that took place before the Funds violated their no-concentration fundamental investment policy.

62. The Funds engaged in "unlawful" business acts and practices in violation of the California Unfair Competition Law ("UCL") by violating federal law as described above, including but not limited to § 13(a) of the ICA, 15 U.S.C. § 80a-13(a). Plaintiff Levin reserves the right to identify additional violations of California and/or federal law committed by the Funds as further investigation and discovery warrants.

63. All of the wrongful conduct alleged herein occurred and continues to occur in the conduct of the Funds' business. The Funds' wrongful conduct is part of a pattern or generalized course of conduct that has been repeated in the State of California on hundreds of occasions. The Funds' conduct thus impacts the public interest.

64. As a proximate result of the Funds' wrongful conduct, plaintiff Levin and the members of the Pre-Breach Class have sustained substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundamental investment policy.

65. Plaintiff Levin requests that this Court enter such orders or judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of such unlawful conduct, as provided in California Business & Professions Code § 17203 and Civil Code § 3345, and for such other relief as set forth in the Prayer for Relief.

COUNT V: VIOLATIONS OF THE CALIFORNIA BUS. & PROF. CODE § 17200 *et seq.* AGAINST ALL DEFENDANTS EXCEPT THE FUNDS <u>ON BEHALF OF PRE-BREACH CLASS</u>

66. Plaintiff Levin repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Levin against the all defendants except the Funds on behalf of the Pre-Breach Class only and encompasses only shares of the Funds acquired before the Funds violated their no-concentration fundamental investment policy.

67. These Defendants engaged in "unlawful" business acts and practices in violation of the UCL by violating federal law, including but not limited to § 48(a) of the ICA (15 U.S.C. § 80a-47(a)), for causing the Funds to violate § 13(a) of the ICA. Plaintiff Levin reserves the right to identify additional violations of California and/or federal law by the Funds caused by these defendants as further investigation and discovery warrants.

68. The Funds' conduct, as described above, violated § 13(a) of the ICA in that the Funds deviated from their investment policy that was changeable only by a shareholder vote and from a policy recited in the Funds' Prospectus as a "fundamental investment policy" in that, as detailed above:

(a) the Funds concentrated their investments in mortgage-backed securities contrary to the Funds' fundamental investment policy prohibiting concentration of investments in any particular industry or group of industries; and

(b) the Funds failed to allow shareholders to vote in a timely manner on whether to change the fundamental policy.

69. Defendants caused the Funds to violate § 13(a) of the ICA because of, *inter alia*, the following reasons:

(a) By reason of their executive positions with the Funds, defendants Charles Schwab, Merk and Dilsaver had the power and authority to cause the Funds to engage in the wrongful conduct complained of herein;

(b) the Schwab Group had the power and authority to cause the Funds to engage in the wrongful conduct complained of herein;

(c) Through their control of the substantial payments made for service on the boards of multiple Schwab funds, defendant Schwab Group had the means to indirectly discipline or influence the Funds' Board of Directors and cause the Funds to engage in the wrongful conduct complained of herein; and

(d) By reason of their position as directors of the Funds, defendants Charles R. Schwab, Randall W. Merk, Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, and Michael W. Wilsey had the power and authority to cause the Funds to engage in the wrongful conduct complained of herein.

70. All of the wrongful conduct alleged herein occurred and continues to occur in the conduct of these Defendants' businesses. These Defendants' wrongful conduct is part of a pattern or generalized course of conduct that has been repeated in the State of California on a continuing basis. The Defendants' conduct thus impacts the public interest.

71. As a proximate result of the Defendants' wrongful conduct, plaintiff Levin and the members of the Pre-Breach Class have sustained substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundamental investment policy.

72. Plaintiff Levin requests that this Court enter such orders or judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of such unfair competition, as provided in California Business & Professions Code § 17203 and Civil Code § 3345, and for such other relief as set forth in the Prayer for Relief.

COUNT VI: BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS EXCEPT THE FUNDS ON BEHALF OF PRE-BREACH CLASS

73. Plaintiff Levin incorporates by reference and realleges the allegations contained in the foregoing paragraphs as if fully set forth in this paragraph. This count is asserted against all defendants except the Funds on behalf of the Pre-Breach Class.

74. The Trustee Defendants, by virtue of their positions as trustees of the Funds, had a fiduciary duty to the Funds and their shareholders. Because of this fiduciary relationship, the Trustee Defendants were required to perform their duties in good faith and consistent with the duties of loyalty and fair dealing.

75. The Trustee Defendants, by virtue of their employment by defendants The Charles Schwab Corporation, Charles Schwab & Co., and/or Schwab Investments, significant business relationships with Schwab and/or multiple trusteeships on numerous Schwab fund boards of trustees, were dominated or otherwise controlled or beholden to the Schwab Group Defendants. As such, each of the Trustee Defendants was interested parties in deciding the courses of action to be taken by the Funds, and could not perform their duties in good faith.

76. The Trustee Defendants breached their fiduciary duty to the Funds, as described in detail above, by allowing the Funds to violate Plaintiffs' voting rights established by § 13(a) of the ICA and the Funds' Prospectus in that the Funds improperly concentrated in mortgage-backed securities, in violation of their no-concentration fundamental investment policy without first seeking and obtaining approval from a majority of the Funds' shareholders by means of a shareholder vote.

77. Because of conflicts of interest, the Trustee Defendants were acting on behalf of and as agents for, and were controlled and dominated by the Schwab Group Defendants.

78. The Funds' Officer Defendants, by virtue of their positions as officers of the Funds, had a fiduciary duty to the Funds and their shareholders. Because of this fiduciary relationship, the Funds' Officer Defendants were required to perform their duties in good faith and consistent with the duties of loyalty and fair dealing.

79. The Funds' Officer Defendants, however, were also employees and/or shareholders of other Schwab Group entities. As such, the Funds' Officer Defendants were under the domination and control of the Schwab Group and acted for the benefit of the Schwab Group and as its agents.

80. The Funds Officer Defendants breached their fiduciary duties to the Funds and their shareholders by violating Plaintiffs' voting rights established by § 13(a) of the ICA and the Funds' Prospectus in that the Funds improperly concentrated in mortgage-backed securities, in violation of their no-concentration fundamental investment policy without first seeking and obtaining approval from a majority of the Funds' shareholders by means of a shareholder vote.

81. As the Funds' investment manager, Schwab Investments owed the Funds and their shareholders the fiduciary duties of loyalty and due care.

82. By reason of the foregoing, the Schwab Group breached its fiduciary duties to the Funds and the shareholders of the Funds, and aided, abetted, and assisted each other and others in the breach of their fiduciary duties. Specifically, the Schwab Group breached its duties of loyalty by failing to put the interests of the Funds and their shareholders before those of others, including itself, and breached its duty of care by causing the Funds to improperly concentrate their investments in mortgage-backed securities, in violation of their no-concentration fundamental investment policy without first seeking and obtaining approval from a majority of the Funds' shareholders by means of a shareholder vote.

83. As a result of the actions of the Trustee Defendants, the Fund Officer Defendants and the Schwab Group Defendants, Plaintiff Levin and members of the Pre-Breach Class have been damaged as described more fully above.

COUNT VII: BREACH OF CONTRACT AGAINST THE DEFENDANT FUNDS ON BEHALF OF POST-BREACH CLASS

84. Plaintiff Kyzer repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Kyzer against the defendant Funds on behalf of the Post-Breach Class only and encompasses only acquisitions of shares of the Funds that took place after the Funds first violated their no-concentration fundamental investment policy, as alleged above.

85. Plaintiff Kyzer and the members of the Post-Breach Class entered into agreements with the Funds by purchasing shares in a Fund pursuant to a prospectus and incorporated documents, which constitute a contract.

86. Pursuant to the Funds' prospectus and incorporated documents, the Funds agreed they would not concentrate their investments, as defined in the ICA and rules and regulations promulgated thereunder, without first obtaining approval by a majority vote of the Funds' shareholders.

87. Plaintiff Kyzer and the members of the Post-Breach Class performed all of their obligations under their contracts with defendant Funds.

88. The Funds breached their contracts with plaintiff Kyzer and the Post-Breach Class by concentrating Funds assets in mortgage-backed securities without first obtaining authorization by a majority of the Funds' shareholders.

89. As a direct and proximate result of Funds' breach of the terms of the Prospectus, plaintiff Kyzer and the Post-Breach Class have been damaged in an amount to be determined at trial.

COUNT VIII: INTENTIONAL INTERFERENCE WITH CONTRACTUAL RELATIONS AGAINST DEFENDANTS SCHWAB, SCHWAB CORP. AND THE INVESTMENT ADVISOR ON BEHALF OF POST-BREACH CLASS

90. Plaintiff Kyzer repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Kyzer against defendants Schwab, Schwab Corp. and the Investment Advisor on behalf of the Post-Breach Class only and encompasses only acquisitions of shares of the Funds that took place after the Funds violated their no-concentration fundamental investment policy.

91. Schwab, Schwab Corp. and the Investment Advisor, by means of their control of defendant Funds, induced the Funds to breach the contracts entered into by those Funds with plaintiff Kyzer and members of the Post-Breach Class, and interfered with the contractual relationships between the Funds and members of the Post-Breach Class for the purpose of promoting their own financial interests by inducing those Funds to concentrate the Funds' assets in a particular industry or group of industries without first obtaining shareholder approval in violation of the contracts. Those three defendants knew of the Funds' contracts with plaintiff Kyzer and members of the Post-Breach

Class, intended to induce the Funds to breach their contracts and, as a result, did injure plaintiff Kyzer and members of the Post-Breach Class through these actions.

COUNT IX: VIOLATIONS OF THE CALIFORNIA BUS. & PROF. CODE § 17200 *et seq.* AGAINST THE DEFENDANT FUNDS ON BEHALF OF POST-BREACH CLASS

92. Plaintiff Kyzer repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Kyzer against the defendant Funds on behalf of the Post-Breach Class only and encompasses only acquisitions of shares of the Funds that took place after the Funds first violated their no-concentration fundamental investment policy, as alleged above.

93. The Funds engaged in "unlawful" business acts and practices in violation of the UCL by violating federal law as described above, including but not limited to § 13(a) of the ICA, 15 U.S.C. § 80a-13(a). Plaintiff Kyzer reserves the right to identify additional violations of California and/or federal law committed by the Funds as further investigation and discovery warrants.

94. All of the wrongful conduct alleged herein occurred and continues to occur in the conduct of the Funds' business. The Funds' wrongful conduct is part of a pattern or generalized course of conduct that has been repeated in the State of California on hundreds of occasions. The Funds' conduct thus impacts the public interest.

95. As a proximate result of the Funds' wrongful conduct, plaintiff Kyzer and the members of the Post-Breach Class have sustained substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundamental investment policies.

96. Plaintiff Kyzer requests that this Court enter such orders or judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of such unlawful conduct, as provided in California Business & Professions Code § 17203 and Civil Code § 3345, and for such other relief as set forth in the Prayer for Relief.

COUNT X: VIOLATIONS OF THE CALIFORNIA BUS. & PROF. CODE § 17200 *et seq.* AGAINST ALL DEFENDANTS EXCEPT THE FUNDS ON BEHALF OF POST-BREACH CLASS

97. Plaintiff Kyzer repeats and realleges the allegations contained in the foregoing paragraphs as if set forth fully herein. This count is asserted by plaintiff Kyzer against the all defendants except the Funds on behalf of the Post-Breach Class only and encompasses only shares of the Funds acquired after the Funds violated their no-concentration fundamental investment policy.

98. These Defendants engaged in "unlawful" business acts and practices in violation of the UCL by violating federal law, including but not limited to § 48(a) of the ICA (15 U.S.C. § 80a-47(a)), for causing the Funds to violate § 13(a) of the ICA. Plaintiff Kyzer reserves the right to identify additional violations of California and/or federal law by the Funds caused by these defendants as further investigation and discovery warrants.

99. The Funds' conduct, as described above, violated § 13(a) of the ICA in that the Funds deviated from their investment policy that was changeable only by a shareholder vote and from a policy recited in the Funds' Prospectus as a "fundamental investment policy" in that, as detailed above:

(a). the Funds concentrated their investments in mortgage-backed securities contrary to the Funds' fundamental investment policy prohibiting concentration of investments in any particular industry or group of industries; and

(b) the Funds failed to allow shareholders to vote in a timely manner on whether to change the fundamental policy.

100. Defendants caused the Funds to violate § 13(a) of the ICA because of, *inter alia*, the following reasons:

(a) By reason of their executive positions with the Funds, defendants Charles Schwab, Merk and Dilsaver had the power and authority to cause the Funds to engage in the wrongful conduct complained of herein;

(b) the Schwab Group had the power and authority to cause the Funds to engage in the wrongful conduct complained of herein;

(c) Through their control of the substantial payments made for service on the boards of multiple Schwab funds, defendant Schwab Group had the means to indirectly discipline or influence the Funds' Board of Directors and cause the Funds to engage in the wrongful conduct complained of herein; and

(d) By reason of their position as directors of the Funds, defendants Charles R. Schwab, Randall W. Merk, Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, and Michael W. Wilsey had the power and authority to cause the Funds to engage in the wrongful conduct complained of herein.

101. All of the wrongful conduct alleged herein occurred and continues to occur in the conduct of these Defendants' businesses. These Defendants' wrongful conduct is part of a pattern or generalized course of conduct that has been repeated in the State of California on a continuing basis. The Defendants' conduct thus impacts the public interest.

102. As a proximate result of the Defendants' wrongful conduct, plaintiff Kyzer and the members of the Post-Breach Class have sustained substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundamental investment policies.

103. Plaintiff Kyzer requests that this Court enter such orders or judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of such unfair competition, as provided in California Business & Professions Code § 17203 and Civil Code § 3345, and for such other relief as set forth in the Prayer for Relief.

COUNT XI: BREACH OF FIDUCIARY DUTY AGAINST ALL DEFENDANTS EXCEPT THE FUNDS ON BEHALF OF POST-BREACH CLASS

104. Plaintiff Kyzer incorporates by reference and realleges the allegations contained in the foregoing paragraphs as if fully set forth in this paragraph. This count is asserted against all defendants except the Funds on behalf of the Post-Breach Class.

105. The Trustee Defendants, by virtue of their positions as trustees of the Funds, had a fiduciary duty to the Funds and their shareholders. Because of this fiduciary relationship, the Trustee

Defendants were required to perform their duties in good faith and consistent with the duties of loyalty and fair dealing.

106. The Trustee Defendants, by virtue of their employment by defendants The Charles Schwab Corporation, Charles Schwab & Co., and/or Schwab Investments, significant business relationships with Schwab and/or multiple trusteeships on numerous Schwab fund boards of trustees, were dominated or otherwise controlled or beholden to the Schwab Group Defendants. As such, each of the Trustee Defendants was interested parties in deciding the courses of action to be taken by the Funds, and could not perform their duties in good faith.

107. The Trustee Defendants breached their fiduciary duty to the Funds, as described in detail above, by allowing the Funds to violate Plaintiffs' voting rights established by § 13(a) of the ICA and the Funds' Prospectus in that the Funds improperly concentrated in mortgage-backed securities, in violation of their no-concentration fundamental investment policy without first seeking and obtaining approval from a majority of the Funds' shareholders by means of a shareholder vote.

108. Because of conflicts of interest, the Trustee Defendants were acting on behalf of and as agents for, and were controlled and dominated by the Schwab Group Defendants.

109. The Funds' Officer Defendants, by virtue of their positions as officers of the Funds, had a fiduciary duty to the Funds and their shareholders. Because of this fiduciary relationship, the Funds' Officer Defendants were required to perform their duties in good faith and consistent with the duties of loyalty and fair dealing.

110. The Funds' Officer Defendants, however, were also employees and/or shareholders of other Schwab Group entities. As such, the Funds' Officer Defendants were under the domination and control of the Schwab Group and acted for the benefit of the Schwab Group and as its agents.

111. The Funds Officer Defendants breached their fiduciary duties to the Funds and their shareholders by violating Plaintiffs' voting rights established by § 13(a) of the ICA and the Funds' Prospectus in that the Funds improperly concentrated in mortgage-backed securities, in violation of their no-concentration fundamental investment policy without first seeking and obtaining approval from a majority of the Funds' shareholders by means of a shareholder vote.

112. As the Funds' investment manager, Schwab Investments owed the Funds and their shareholders the fiduciary duties of loyalty and due care.

113. By reason of the foregoing, the Schwab Group breached its fiduciary duties to the Funds and the shareholders of the Funds, and aided, abetted, and assisted each other and others in the breach of their fiduciary duties. Specifically, the Schwab Group breached its duties of loyalty by failing to put the interests of the Funds and their shareholders before those of others, including itself, and breached its duty of care by causing the Funds to improperly concentrate their investments in mortgage-backed securities, in violation of their no-concentration fundamental investment policy without first seeking and obtaining approval from a majority of the Funds' shareholders by means of a shareholder vote.

114. As a result of the actions of the Trustee Defendants, the Fund Officer Defendants and the Schwab Group Defendants, Plaintiff Kyzer and members of the Post-Breach Class have been damaged as described more fully above.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff Levin as representative of the Pre-Breach Class and plaintiff Kyzer as representative of the Post-Breach Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the members of the Pre-Breach and Post-Breach Classes against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiffs and their respective Classes their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding rescissionary damages;

E. As to Claims IV-V and IX-X, the entry of such orders or judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of unlawful business acts and practices;

F. Declaring that all defendants except the Funds breached their fiduciary duties actionable under federal and state laws; and

G. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: May 15, 2008

HAGENS BERMAN SOBOL SHAPIRO LLP

By ______________________
REED R. KATHREIN (139304)

Peter E. Borkon (212596)
715 Hearst Avenue, Suite 202
Berkeley, CA 94710
Telephone: (510) 725-3000
Facsimile: (510) 725-3001
reed@hbsslaw.com
peterb@hbsslaw.com

Steve W. Berman
Erin K. Flory
Sean Matt
HAGENS BERMAN SOBOL SHAPIRO LLP
1301 Fifth Avenue, Suite 2900
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594
steve@hbsslaw.com
erin@hbsslaw.com
sean@ hbsslaw.com

Dave Gaba
COMPASS LAW GROUP PLLC
1200 Fifth Avenue, Suite 1900
Seattle, WA 98101
Telephone: (206) 467-7026

Attorneys for Plaintiffs

END